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                            October 2, 2020

       Peter Scalise
       President
       The3rdBevco Inc.
       606 Johnson Avenue
       Suite 1
       Bohemia, New York 11716

                                                        Re: The3rdBevco Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed September 25,
2020
                                                            File No. 024-11278

       Dear Mr. Scalise:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2020 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed September 25,
2020

       General

   1. Please be advised that we may have further comments after you file the revised subscription agreement
and the revised legal opinion as exhibits to a future amendment in response to prior
comments 1 and 10. Reconcile the information on the cover page about an exercise price of $4
per unit with the reference to "one (1) warrant to purchase common stock at a price of
$4.50 per share" in section 1 of the subscription agreement filed as exhibit 4.1. Also,
please have counsel revise the legal opinion filed as exhibit 12.1 to address the legality of
each component of the unit, as well as the unit itself.
 Peter Scalise
The3rdBevco Inc.
October 2, 2020
Page 2
Cover Page

2. We note your response to prior comment 1 and the disclosure in Item 4 of Part I that you are offering 10 million securities at $3.00 per share and you intend to price this offering after qualification. Please reconcile the Item 4 of Part I disclosure with disclosure on the cover page of the offering of 15 million securities and on pages 3 and 18 that you are offering units with the disclosure elsewhere in your amendment that you are offering shares, such as the disclosure on the cover page and on page 15. Since it appears from the disclosure that you are offering units consisting of shares of common stock and warrants, disclose if applicable, when the common shares and warrants are separately transferable.
3. We note your response to prior comment 2. Please revise the table to include information regarding the securities in this offering to be consistent with your disclosure in this offering. See Item 1 of Form 1-A for guidance.
Business Overview, page 2

4. Please file a response letter as correspondence to please tell us with specificity where you revised the disclosure in response to prior comment 3. Please remove disclosure regarding the studies which have not been evaluated by the FDA or clarify why the products mentioned on page 2 do not require clearance from the FDA given the statements about the products in the last sentence of the first two bullet points on page 2.
The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, page 16

5.       It appears that in response to prior comment 5, the company did not:
(1) reconcile the
         disclosure on page 16 that the parties consent to the exclusive jurisdiction of the state and federal courts in New York with section 9 of the subscription agreement about the federal district courts of the United States of America in the state of New York as the exclusive forum; and (2) revise the heading of this risk factor. Please advise or revise accordingly.
Plan of Distribution and Selling Securityholder, page 18

6. Please disclose the material terms of your agreement with Dalmore Group, LLC. In this regard, we note your new disclosure on the cover page that you engaged Dalmore to provide broker-dealer services in connection with this offering.
Exhibit Index, page 29

7. The Exhibit Index discloses that your Exhibit 3.3, Consulting Agreement, is dated April
FirstName LastNamePeter Scalise
       20, 2020. However, the date of the agreement filed as Exhibit 3.3 contains a September
Comapany    NameThe3rdBevco
       17, 2020                 Inc.the Exhibit Index to disclose the September
17, 2020 date for
                date. Please revise
OctoberExhibit
        2, 20203.3 or tell
                 Page  2 us why these dates are not consistent.
FirstName LastName
 Peter Scalise
FirstName  LastNamePeter Scalise
The3rdBevco   Inc.
Comapany
October     NameThe3rdBevco Inc.
        2, 2020
October
Page  3 2, 2020 Page 3
FirstName LastName
Financial Statements, page 31

8. Please note the updating requirements of paragraph (b)(3)-(4) of Part F/S of Form 1-A.
        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      William R. Eilers, Esq.